UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___June 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated June 17, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  June 21, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

           Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE  04-19

                                      FRG – Toronto Stock Exchange

  FRR – Frankfurt Stock Exchange

June 17, 2004

FRONTEER COMMENCES PHASE III DRILLING PROGRAM ON DIXIE LAKE GOLD PROJECT

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to announce that it has commenced a Phase III drilling program on the Dixie Lake Gold Project in Red Lake, Ontario.

To date 14 diamond drill holes totaling 4,500 metres have been drilled by Fronteer and partner Alberta Star Development Corp (ASX-TSX.V).  All holes intersected and expanded the gold bearing 88-4 zone, seven of which delineated the upper section of a new high grade gold shoot that is open down plunge and continues to improve with higher grades and greater widths at depth.  The deepest drill hole to date (DL-04-06) intersected this new shoot at 321 vertical metres and returned 11 g/t gold over 8.2 metres including 15.1 g/t gold over 5.1 metres.

The current exploration program will include approximately 3,000 metres of drilling to further test the down plunge extension of this new high grade gold shoot.  A property-wide MMI survey will also be undertaken as a part of the Phase III exploration program in order to identify other drill ready gold zones on the property.

Drilling highlights within this shoot are shown in the table below.

Drill Hole	Core Length (metres)	Gold (g/t)
DL-04-01	2.0	11.1
DL-04-02	1.0	10.3
DL-04-04	4.0	11.0
including	2.1	18.5
DL-04-05	2.0	7.4
including	1.1	11.2
DL-04-06	8.2	10.9
including	5.1	15.1
including	2.3	27.7
DL-04-07	1.8	5.0
DL-03-06	4.3	5.8
including	0.9	12.0
DL-03-08	4.0	12.5
including	1.5	24.7
DL-89-09	2.8	15.6

Fronteer is an exploration company focused on “Discovery-Stage” opportunities that offer the potential for significant wealth creation.  With a backstop of solid assets in Canada and Western Turkey, Fronteer is well positioned for growth.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, and Thunder Bay, Ontario, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.